Exhibit 99.1

News Release

GEAC ANNOUNCES FISCAL YEAR 2006 FIRST QUARTER RESULTS

Note to readers: All references to dollars are to U.S. dollars unless otherwise noted.

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – September 9, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced results for its first quarter of fiscal year (FY) 2006, which ended July 31, 2005.

First Quarter and Other Financial Highlights

•                  Net cash provided from operating activities was $7.9 million for the first quarter ended July 31, 2005, compared to $2.2 million for the first quarter of the prior year.

•                  Software license revenue from internally developed new products increased to approximately 27% of total license revenue.

•                  Cash balance increased 65.5% to $192.1 million, up from $116.1 million a year ago.

•                  Following the quarter, August software license revenue increased 61.9% compared to August of last year.

•                  Board of Directors commits to share repurchase program.

US$ thousands (except per share data)	Q1 FY 2006	Q1 FY 2005
Software Revenue	$13,009	$15,495
Support & Services Revenue	$86,931	$89,470
Hardware Revenue	$3,782	$1,903
Total Revenue	$103,722	$106,868
Net Earnings	$11,290	$13,512
Diluted Earnings Per Share	$0.13	$0.15

Geac reported revenue in the first quarter of FY 2006 that amounted to $103.7 million, a decrease of $3.1 million compared to $106.9 million in revenue in the first quarter of FY 2005.  Software license revenue represented $13.0 million of the first quarter total, a 16.0% decrease over the same quarter last year when software license sales were $15.5 million.  The Company’s net earnings were $11.3 million during the first quarter of FY 2006, or $0.13 per diluted share, compared with $13.5 million, or $0.15 per diluted share in the first quarter of last year, a net earnings decrease of 16.4% and a diluted EPS decrease of 13.3%.  The gross profit margin decreased to 61.6% of revenue from 64.9% in the first quarter of FY 2005.

Net cash provided by operating activities for the three months ended July 31, 2005 was $7.9 million compared to $2.2 million net cash provided by operating activities in the same period the previous year.  Geac’s cash position at the end of the first quarter of FY 2006 was $192.1 million, a 65.5% increase in the cash position of $116.1 million at the close of the first quarter of FY 2005.  This substantial increase was the direct result of the Company’s seven consecutive quarters of generating positive cash from operations.

Charles S. Jones, President and Chief Executive Officer of Geac said, “While our first quarter is traditionally a lower revenue quarter due to the seasonality of our business, license revenue was also adversely influenced by an apparent spillover into August.  Traditionally our slowest month, August saw a material increase of 61.9% in new software license revenue compared to August of FY 2005, largely due to new license agreements of MPC, the Company’s budgeting, financial planning and forecasting product suite.  In addition we signed some significant contracts in August that will contribute revenue to be recognized in future periods.  The most notable of these contracts were in our ISA business segment of which one contract was in excess of $1 million and another in excess of $2 million.”

“Geac remains focused on building opportunity for license growth, and we are winning larger deals with new customers, but often in a sales cycle that lasts longer than anticipated,” continued Mr. Jones.  “Our average transaction size in the EAS division increased in the first quarter of FY 2006 over the same quarter a year ago.  In the last few quarters approximately

11% of the number of these deals were from new customers, and in the first quarter of FY 2006, the number of new customers as a percentage of total contracts signed in the quarter increased to 14.6%.  Contracted sales of internally developed new products accounted for approximately 27% of software license revenue in the first quarter of FY 2006.  Clearly, our product innovation and our commitment to extending the financial value chain with performance-driven capabilities are achieving results.  We are particularly pleased to announce today the immediate availability of Geac MPC 7, a major new release of our flagship integrated performance management software suite.”

Operating expenses were $47.9 million in the first quarter of FY 2006, compared to $48.8 million the first quarter of FY 2005.  Contributing significantly to the Company’s lower general and administrative expenses in the quarter was a $4.0 million settlement with an insurance carrier.  We incurred approximately $1.5 million in legal fees and associated costs in prior periods in the litigation with the insurance carrier, which commenced in 2001.  In addition, the Company’s non-cash, stock-based compensation expense increased by $1.8 million to $2.9 million in the first quarter of FY 2006, a 164% increase, from $1.1 million in the first quarter of last year.  This increase resulted from the impact of the fully funded, non-dilutive, restricted share units (RSUs) that had been granted to the management team and to certain key employees in FY 2005.  Also, in the first quarter of FY 2006, the costs associated with the Company’s ongoing compliance with corporate governance requirements, including Sarbanes-Oxley Section 404, increased by approximately $500,000 over the first quarter of FY 2005.  We expect these stock-based compensation and compliance expenses to continue throughout FY 2006.

“As we previously disclosed, in recent quarters we deliberately increased our sales and marketing expenditures to execute focused initiatives designed to accelerate license revenue growth in key product areas, including Geac Performance Management,” said Donna de Winter, Chief Financial Officer.  “As a percentage of total revenue, sales and marketing expenses increased from 17.3% in the first quarter of FY 2005 to 18.9% in the first quarter of FY 2006.  The increase was primarily due to personnel costs relating to changes in our sales force, an increase in stock-based compensation expense related to the granting of RSUs to key sales management in the fourth quarter of FY 2005, and an increase in our investment in the training and education of sales and marketing personnel.  The effect of these expenses on our margins is more pronounced this period as the first quarter is traditionally a lower revenue quarter.  In addition, net earnings and diluted EPS were impacted by the expected increase in our effective tax rate of 36.5% in the first quarter ended July 31, 2005 compared to 33.1% in the first quarter ended July 31, 2004.  We believe that under the current facts and circumstances that our effective tax rate for FY 2006 will be in the range of 22% to 27%.”

Geac’s System21, Anael, Runtime and Interealty divisions experienced growth in the quarter.  System21, the largest of these divisions, had a total revenue increase of 3.5% over the first quarter of last year.  Anael increased total revenue by approximately 7.0% in the first quarter of FY 2006 from the first quarter of FY 2005, and software license revenue was up 10.0% in the same period.  With several large transactions closed in the first quarter of FY 2006, Interealty total revenue increased nearly 10% over the same quarter a year ago.  RunTime had the strongest growth, with a 113.7% increase in total revenue and a 342.6% increase in license revenue over the first quarter of FY 2005.

In August FY 2006, Geac increased new license revenue from $2.2 million in August of FY 2005 to $3.6 million in August of FY 2006, or 61.9%.  Some significant contracts closed in the month included:

•                  For Geac Performance Management – Applebees, the largest casual dining restaurant chain in the U.S.; Bushnell Performance Optics, a global supplier of high quality sports optics; Clearwire Corporation, a provider of wireless, high-speed broadband Internet service; American Diabetes Association; and a leading regional bank in the Southeastern U.S.

•                  For Enterprise Server – a U.S. government law enforcement agency

•                  For Geac Public Safety – a leading ambulance services company

Product Innovation

Today, Geac will formally announce the release of version 7 of MPC, the cornerstone of Geac’s performance management offering, which helps organizations close the gap between the business strategy and budgeting processes by integrating both elements into one seamless application.  The Company continues to focus product development efforts on meeting customers’ requirements for highly functional, open and integrated performance management software, which allows them to extend their existing investments in platforms, applications and systems, as demonstrated by this announcement.

Customers

In the first quarter of FY 2006, Geac closed approximately 315 transactions Company-wide in the Enterprise Applications Systems (EAS) segment of the business.  Nineteen of these deals each exceeded $150,000, and the average transaction size within this group was approximately $284,000, up from the average transaction size of approximately $257,000 in the first quarter FY 2005.  Of the 315 contracts in the EAS segment, 46 contracts were with net new customers, reflecting an increase of the number of new customers as a percentage of total contracts.

Among the significant EAS deals of the quarter, Geac signed contracts with Hartford (Connecticut) Hospital; Scottish & Newcastle plc, an international brewing group; Agrokor / Konzum, the largest Croatian retail chain; GILDEMEISTER AG, a major machine tools manufacturer; Lorraine Tubes, a French subsidiary of Spanish CONDESA Group; Mac Mode GmbH & Co. KGaA, a German clothing manufacturer; a leading U.S. transportation company; a global healthcare products manufacturer; a provider of Direct Broadcast Satellite (DBS) television products and services; a major U.S. bank holding company; and an automotive systems manufacturer.   One of these contracts in the first quarter was valued at $1.8 million.

Importantly, Geac was also awarded a contract of over $350,000 in the first quarter for MPC performance management software from a major U.S. financial services institution in the business of home mortgage lending.  The sale is evidence of Geac’s continued success in extending its position in the financial services industry.

In the Industry Specific Application (ISA) segment of the business, Geac Libraries announced in June that the County of Lambton in southwestern Ontario purchased Geac’s Vubis Smart library automation system.  Adoption of Vubis Smart by Lambton County Library Services continues a pattern of steady growth in North America for Vubis Smart, Geac’s innovative, Web-based library management system.  Essex Libraries Consortium, one of the United Kingdom’s largest library services and a key BT customer went live with Geac’s Vubis Smart in June.  Geac’s Commercial Systems Division (CSD) experienced a 22.4% increase in software license revenue in the first quarter of FY 2006 as compared to the first quarter of FY 2005.  One of CSD’s significant deals of the quarter, exceeding $130,000, was the sale of the AMSI product portfolio to a residential and commercial properties development company in Illinois.

Concluding Remarks

“Geac remains focused in its transition on building opportunity throughout the business for software license growth.  We continue to innovate, introduce new products and manage our operating expenses.  We are winning larger deals with new customers, but often in a sales cycle that lasts longer than anticipated.  We have continued to strengthen our balance sheet by increasing our cash balance and recently signed a new, five-year US$150 million revolving credit facility.  In addition, as discussed in our letter to shareholders dated August 31, 2005, we continue to evaluate a broad range of strategic alternatives, including prudent acquisitions, changes to our capital structure and discussions with third parties who have expressed an interest in acquiring the Company.  While there can be no assurance that these talks will result in a transaction, we pledge to you that your current Board of Directors will continue to consider all alternatives to enhance value for all Geac shareholders without jeopardizing the long term prospects of Geac.  We recently terminated discussions with a business intelligence company due to unacceptable valuation expectations.  As a result of the continuing challenges we face in completing a meaningful acquisition, and our strengthened balance sheet, we plan to actively repurchase up to $US 35 million of our common shares over the course of the next 12 months pursuant to the normal course issuer bid previously announced, subject to the terms of the bid, including TSX rules and applicable law.  We reiterate our pledge to you that your current Board of Directors will continue to seek to create value for all Geac shareholders while continuing to invest in the business to ensure long-term success.  We appreciate the support for Geac’s Board and management team expressed by many of our shareholders over the past several weeks,” concluded Mr. Jones.

To understand better this press release and for more in-depth analysis of these financial results and the risks related to our business, please see our Management Discussion and Analysis, which will be filed today with the Canadian Securities Administrators at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  It will also be posted on our website at http://www.geac.com later today.  In addition, a more detailed discussion of certain of the challenges we will continue to encounter in FY 2006 can be found in the “Going Forward” section of the Company’s year-end letter to shareholders printed in Geac’s FY 2005 Annual Report (available at www.geac.com).

Earnings Call

Management will discuss the results announced on a conference call scheduled for later this morning, Friday, September 9, 2005, at 8:30am. Eastern Time.

Listeners may access the conference call at 416.405.9328 / 800.387.6216, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from September 9, 2005 at approximately 4:00 p.m. Eastern Time until September 23, 2005 at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 1.800.408.3053.  The pass code for the replay is 3162314 followed by the number sign.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least 15 minutes prior to the call.

About Geac

Geac (TSX: GAC, NASDAQ:GEAC) is a global enterprise software company that addresses the needs of the Chief Financial Officer. Geac’s best-in-class technology products and services help organizations do more with less in an increasingly competitive environment, amidst growing regulatory pressure, and in response to other business issues confronting the CFO. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

###

This press release may contain forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac undertakes no obligation to update or revise the information contained herein.  Important factors that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from new license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guaranties; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators.  Please refer to Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com for more information on risk factors that could cause actual results to differ. Geac is a registered trademark of Geac Computer Corporation Limited. All other marks are trademarks of their respective owners.

For more information, please contact:

Financial Contact:

Investor and Media Contact:

Donna de Winter	Alys Scott
Chief Financial Officer	VP, Corporate Communications
Geac	Geac
905.475.0525 ext. 3204	508.871.5064
donna.dewinter@geac.com	alys.scott@geac.

Geac Computer Corporation Limited

Consolidated Balance Sheets

As at July 31, 2005 and April 30, 2005

(Unaudited)

(amounts in thousands of U.S. dollars)

	July 31, 2005	April 30, 2005
Assets
Current assets:
Cash and cash equivalents	$192,124	$188,242
Restricted cash	122	4,808
Accounts receivable and other receivables	39,146	48,631
Unbilled receivables	7,165	8,222
Future income taxes	7,867	8,292
Prepaid expenses and other assets	6,137	8,230
Total current assets	252,561	266,425

Restricted cash	2,977	3,039
Future income taxes	30,067	34,558
Property, plant and equipment	20,993	22,005
Intangible assets	21,281	23,841
Goodwill (note 3)	108,945	110,142
Other assets	5,507	6,156
Total assets	$442,331	$466,166

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$54,787	$73,373
Income taxes payable	23,008	22,997
Current portion of long-term debt	406	424
Deferred revenue	103,781	112,605
Total current liabilities	181,982	209,399

Deferred revenue	1,350	2,058
Employee future benefits	22,539	26,334
Asset retirement obligations (note 5)	1,271	1,678
Accrued restructuring (note 6)	1,158	1,769
Long-term debt	4,279	4,630
Total liabilities	212,579	245,868

Shareholders’ Equity
Common shares; no par value; unlimited shares authorized; issued and outstanding as at July 31, 2005 – 86,849,621 (April 30, 2005 – 86,377,012)	134,941	131,445
Common shares purchased as at July 31, 2005 – 1,390,112 (April 30, 2005 – 816,598) (note 8)	(11,775)	(6,979)
Common stock options	12	12
Contributed surplus	9,284	6,353
Retained earnings	122,831	111,541
Cumulative foreign exchange translation adjustment	(25,541)	(22,074)
Total shareholders’ equity	229,752	220,298
Total liabilities and shareholders’ equity	$442,331	$466,166

Commitments and contingencies  (note 9)

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statements of Earnings

For the three months ended July 31, 2005 and July 31, 2004

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended July 31,
	2005	2004
Revenue:
Software	$13,009	$15,495
Support and services	86,931	89,470
Hardware	3,782	1,903
Total revenue	103,722	106,868

Cost of revenue:
Costs of software	1,979	1,680
Costs of support and services	34,383	34,255
Costs of hardware	3,476	1,536
Total cost of revenue	39,838	37,471

Gross profit	63,884	69,397

Operating expenses:
Sales and marketing	19,641	18,534
Research and development	14,879	14,393
General and administrative	11,101	14,305
Net restructuring and other unusual items (note 6)	(33)	(653)
Amortization of intangible assets	2,294	2,246
Total operating expenses	47,882	48,825

Earnings from operations	16,002	20,572
Interest income	1,548	501
Interest expense	(375)	(388)
Other income (expense), net	605	(502)
Earnings before income taxes	17,780	20,183
Income taxes	6,490	6,671

Net earnings for the period	$11,290	$13,512

Basic net earnings per common share	$0.13	$0.16
Diluted net earnings per common share	$0.13	$0.15

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,110	85,189
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	89,132	87,554

See accompanying notes

Geac Computer Corporate Limited

Consolidated Statement of Shareholders’ Equity

For the three months ended July 31, 2005 and year ended April 30, 2005

(Unaudited)

(in thousands of U.S. dollars, except share date)

	Share capital
	Common Shares	Amount	Common Shares Purchased	Amount	Common Stock Options	Contributed Surplus	Retained Earnings	Cumulative Foreign Exchange Translation Adjustment	Total Shareholders’ Equity
	(‘000s)		(‘000s)
Balance – April 30, 2004	85,175	$124,019	—	$—	$44	$2,368	$34,517	$(24,877)	$136,071
Issuance of common stock for cash	284	1,459	—	—	—	—	—	—	1,459
Exercise of stock options granted in connection with acquisition of Extensity	—	9	—	—	(9)	—	—	—	—
Stock-based compensation (note 8)	—	—	—	—	—	910	—	—	910
Employee stock purchase plan (note 8)	—	260	—	—	—	(260)	—	—	—
Net earnings	—	—	—	—	—	—	13,512	—	13,512
Foreign exchange translation adjustment	—	—	—	—	—	—	—	525	525
Balance – July 31, 2004	85,459	125,747	—	—	35	3,018	48,029	(24,352)	152,477
Issuance of common stock for cash	918	4,308	—	—	—	—	—	—	4,308
Exercise of stock options granted in connection with acquisition of Extensity	—	23	—	—	(23)	—	—	—	—
Stock-based compensation (note 8)	—	—	—	—	—	3,208	—	—	3,208
Exercise of stock options	—	1,143	—	—	—	(1,143)	—	—	—
Employee stock purchase plan (note 8)	—	224	—	—	—	(224)	—	—	—
Restricted share unit plan (note 8)
Compensation expense	—	—	—	—	—	1,494	—	—	1,494
Purchase of common shares for cash	—	—	817	(6,979)	—	—	—	—	(6,979)
Net earnings	—	—	—	—	—	—	63,512	—	63,512
Foreign exchange translation adjustment	—	—	—	—	—	—	—	2,278	2,278
Balance – April 30, 2005	86,377	131,445	817	(6,979)	12	6,353	111,541	(22,074)	220,298
Issuance of common stock for cash	473	2,860	—	—	—	—	—	—	2,860
Stock-based compensation (note 8)	—	—	—	—	—	1,025	—	—	1,025
Exercise of stock options	—	393	—	—	—	(393)	—	—	—
Employee stock purchase plan (note 8)	—	243	—	—	—	(243)	—	—	—
Tax impact of exercise of stock options	—	—	—	—	—	783	—	—	783
Restricted share unit plan (note 8)
Compensation expense	—	—	—	—	—	1,759	—	—	1,759
Purchase of common shares for cash	—	—	573	(4,796)	—	—	—	—	(4,796)
Net earnings	—	—	—	—	—	—	11,290	—	11,290
Foreign exchange translation adjustment	—	—	—	—	—	—	—	(3,467)	(3,467)
Balance – July 31, 2005	86,850	$134,941	1,390	$(11,775)	$12	$9,284	$122,831	$(25,541)	$229,752

See accompanying notes

Geac Computer Corporation Limited

Consolidated Statement of Cash Flows

For the three months ended July 31, 2005 and July 31, 2004

(Unaudited)

(in thousands of U.S. dollars)

	Three months ended July 31,
	2005	2004
		(Revised – see note 2)
Cash flows from operating activities
Net earnings for the period	$11,290	$13,512
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,264	1,721
Amortization of intangible assets	2,294	2,246
Amortization of deferred financing costs	236	236
Stock-based compensation	2,910	1,102
Employee future benefits	845	695
Future income tax expense	4,120	4,814
Accrued liabilities and other provisions	(33)	(661)
Other	(71)	2
Changes in operating assets and liabilities:
Accounts receivable and other receivables	7,584	8,503
Prepaid expenses and other assets	1,768	50
Other assets	251	—
Accounts payable and accrued liabilities	(16,430)	(11,895)
Accrued restructuring	(611)	(3,089)
Employee future benefits	(2,612)	(305)
Asset retirement obligations	(265)	29
Income taxes payable	1,135	709
Deferred revenue	(5,845)	(15,493)
Other	59	22
Net cash provided by operating activities	7,887	2,198

Cash flows from investing activities
Purchases of investments	—	(4,525)
Sales of investments	—	31,025
Additions to property, plant and equipment	(1,088)	(693)
Disposals of property, plant and equipment	44	148
Change in restricted cash	4,588	(474)
Net cash provided by investing activities	3,544	25,481

Cash flows from financing activities
Issue of common shares	2,860	1,459
Purchase of common shares	(4,796)	—
Repayment of long-term debt	(106)	(110)
Net cash (used in)/provided by financing activities	(2,042)	1,349

Effect of exchange rate changes on cash and cash equivalents	(5,507)	984

Cash and cash equivalents
Net increase in cash and cash equivalents	3,882	30,012
Cash and cash equivalents - Beginning of period	188,242	86,050

Cash and cash equivalents - End of period	$192,124	$116,062

See accompanying notes

Geac Computer Corporation Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(amounts in thousands of U.S. dollars, except share and per share data unless otherwise noted)

1.              Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements.  Accordingly, these unaudited consolidated financial statements do not include certain disclosures normally included in annual financial statements prepared in accordance with such principles.  These unaudited consolidated financial statements were prepared using the same accounting policies as outlined in note 2 to the annual financial statements for the year ended April 30, 2005, and should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended April 30, 2005.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes.  In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.              Reclassification of investments

The Company has adjusted its consolidated statements of cash flows for the three months ended July 31, 2004.  In February 2005, the Company determined that its previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments.  The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period, however, the original maturities of the securities exceeded 90 days.  The adjustments to the Company’s consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500.  In addition, adjustments to the Company’s consolidated statement of cash flows resulted in an increase of $26,500 in cash from investing activities for the three months ended July 31, 2004 as a result of net sales of the auction rate securities.  These reclassifications had no impact on the Company’s results of operations.

As of August 1, 2004 the Company no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

3.              Goodwill

The change in the carrying amount of goodwill is as follows:

Goodwill balance, April 30, 2005	$110,142
Foreign exchange impact	(1,197)
Goodwill balance, July 31, 2005	$108,945

4.  Employee future benefits

The Company recorded employee future benefit expenses as follows for the three months ended July 31:

	2005	2004
Defined contribution pension plans	$1,148	$1,183
Defined benefit pension plans	238	225
	$1,386	$1,408

5.  Asset retirement obligations

The Company has obligations with respect to the retirement of leasehold improvements at maturity of facility leases and the restoration of facilities back to their original condition at the end of the lease term.

The following table details the changes in the Company’s leasehold retirement liability for the three months ended July 31, 2005:

Asset retirement obligations balance, April 30, 2005	$1,678
Additions to the obligations	23
Accretion charges	24
Payments	(265)
Amounts released due to settlements	(88)
Foreign exchange impact	(101)
Asset retirement obligations balance, July 31, 2005	$1,271

6.  Net restructuring and other unusual items

The recovery in net restructuring and other unusual items was comprised of the following for the three months ended July 31:

	2005	2004
Unusual items	$33	$—
Restructuring reversals	—	653
Net restructuring and other unusual items	$33	$653

Unusual items

For the three months ended July 31, 2005, the Company recorded a credit to unusual items of $33 relating primarily to the reversal of a litigation reserve that is no longer required.

Restructuring expense

For the three months ended July 31, 2005, the net restructuring credit balance of $653 was comprised of a release related to previously accrued lease termination costs that were no longer required.

Restructuring accrual

Activity related to the Company’s restructuring plans, business rationalization, and integration actions, was as follows:

	Premises restructuring	Workforce reductions	Total
April 30, 2005 provision balance	$4,265	$538	$4,803
First quarter 2006 provision additions	—	248	248
First quarter 2006 costs charged against provisions	(648)	(362)	(1,010)
First quarter 2006 provision release	—	(13)	(13)
First quarter 2006 foreign exchange impact	(38)	(8)	(46)
July 31, 2005 provision balance	$3,579	$403	3,982
Less: Current portion			(2,824)
Long-term portion of restructuring accrual			$1,158

During the quarter ended July 31, 2005, the Company accrued $248 in severance related to the rationalization of the Company’s North American and European business locations.  Additionally, a severance accrual of $13 was released through operations to adjust the accrual to match the current estimates of the amounts required.

The remaining balance for accrued premises restructuring was $3,579 as at July 31, 2005.  Of this balance, the Company has a restructuring liability of approximately $229 related to the acquisition of Comshare.  This remaining balance relates to lease termination costs and will be utilized through the first quarter of fiscal 2008.  Additionally, a balance of $1,561 remains related to the acquisition of Extensity and is expected to be utilized through the second quarter of fiscal 2007.  The remaining balance relates to the rationalization of the Company’s North American and European business locations.  The Company anticipates that the remainder of the balance will be utilized through fiscal 2025.

As at July 31, 2005, a balance of approximately $403 is remaining for severance, of which the remainder will substantially be paid by the end of fiscal 2006 and will include severance relating to employees from the support and services, development and sales and marketing areas.

7.  Credit facility

On September 9, 2003 the Company and certain of its subsidiaries entered into a Loan, Guaranty and Security Agreement (the “Loan Agreement”) with Wells Fargo Foothill, Inc., pursuant to which the Company and certain of its subsidiaries obtained a three-year revolving credit facility (the “Facility”) with a $50,000 revolving line of credit, including a $5,000 letter of credit sub-facility.  The interest rate payable on advances under the Facility is, at the Company’s option, the prime rate plus 0.50% or LIBOR plus 3.00%.  The Facility is collateralized by substantially all of the assets of the Company and certain of its Canadian subsidiaries and guaranteed by certain of its Canadian, United Kingdom and Hungarian subsidiaries.  The Facility is available for the working capital needs and other general corporate purposes of the Company and its subsidiaries that are parties to the Loan Agreement.  As of July 31, 2005, $2,635 of the letter of credit sub-facility has been utilized, and the remaining $47,365 revolving line of credit is available and has not been drawn on.

The financing costs of $2,828 incurred to close the transaction were recorded as other assets in the second quarter of fiscal 2004 and are being amortized to interest expense on a straight-line basis over the term of the Facility.  Amortization related to these financing costs were $236 in the quarter ended July 31, 2005 (July 31, 2004 - $236).  As of July 31, 2005, the remaining unamortized financing costs were $1,042.

On August 11, 2005, the Company terminated its Loan Agreement with Wells Fargo Foothill, Inc. and replaced the Facility with a new credit agreement.  (See subsequent events footnote.)  As a result, the remaining unamortized financing costs will be expensed in the second quarter of fiscal 2006.

8.              Stock-based compensation

The Company uses the fair value method of accounting to account for all stock-based compensation payments to employees granted subsequent to May 1, 2003.    Prior to May 1, 2003, the Company accounted for its employee stock options and shares issued under the Employee Stock Purchase Plan (“ESPP”) using the settlement method and no compensation expense was recognized.

For awards granted during the year ended April 30, 2003, pro forma net earnings and earnings per share information is provided as if the Company had accounted for employee stock options under the fair value method.  The pro forma effect of awards granted and shares issued prior to May 1, 2002 has not been included in the pro forma net earnings and earnings per share information.

The pro forma disclosure relating to options granted during fiscal 2003 is as follows:

	Three months ended July 31,
	2005	2004

Net earnings – as reported	$11,290	$13,512
Pro forma stock-based compensation expense, net of tax	(71)	(183)
Net earnings – pro forma	$11,219	$13,329

Basic net earnings per share – as reported	$0.13	$0.16
Pro forma stock-based compensation expense per share	—	—
Basic net earnings per share – pro forma	$0.13	$0.16

Diluted net earnings per share – as reported	$0.13	$0.15
Pro forma stock-based compensation expense per share	—	—
Diluted net earnings per share – pro forma	$0.13	$0.15

The assumptions used to calculate pro forma stock-based compensation were as follows:

Assumptions – Stock Options

Weighted average risk-free interest rate	4.54%
Weighted average expected life (in years)	6.6
Weighted average volatility in the market price of common shares	75.81%
Weighted average dividend yield	0.00%
Weighted average grant date fair values of options issued	$2.09

For the quarters ended July 31, 2005 and 2004, the Company expensed $922 and $650 respectively, relating to the fair value of stock options granted in fiscal 2004 and 2005 and $103 (July 31, 2004 - $260) relating to the fair value of shares issued under the ESPP.  Contributed surplus was credited $1,025 for these awards for the quarter ended July 31, 2005 (July 31, 2004 – $910) and the balance will be reduced as the stock options are forfeited or exercised.  Contributed surplus was reduced by $243 and $260 for the quarters ended July 31, 2005 and 2004, respectively relating to shares issued under the ESPP.

The estimated fair values of the stock options and shares issued under the ESPP are amortized to earnings over the vesting period, on a straight-line basis and were determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended July 31,
2004
Assumptions – Stock Options
Weighted average risk-free interest rate	4.45%
Weighted average expected life (in years)	7.0
Weighted average volatility in the market price of common shares	68.75%
Weighted average dividend yield	0.00%
Weighted average grant date fair values of options issued	$4.68

No options were granted during the three months ended July 31, 2005.

	Three months ended July 31,
	2005	2004
Assumptions – ESPP
Weighted average risk-free annual interest rate	2.83%	2.21%
Weighted average expected life (in months)	6	6
Weighted average volatility in the market price of common shares	20.74%	37.44%
Weighted average dividend yield	0.00%	0.00%
Weighted average grant date fair values of awards or shares issued	$2.57	$2.69

Directors’ deferred share unit plan

The Company also maintains a Directors’ deferred share unit plan (“DSU”).  Under the plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant deferred share units to members of the Company’s Board of Directors relating to compensation for the services rendered to the Company as a member of the Board.  As determined by the Company, units issued under the plan may be payable in cash or common stock.  For the quarter ended July 31, 2005, the Company expensed $126 (July 31, 2004 -$192) through general and administrative expense relating to the revaluation of the DSUs.  Accrued liabilities were also credited $126 for these awards, and are adjusted each quarter based on the market value of the units which have vested under the plan.

Restricted share unit plan

In September 2004, the Board of Directors authorized a restricted share unit (RSU) plan.  Under the RSU plan, the Human Resources and Compensation Committee of the Board, or its designee, may grant restricted share units to employees of the Company as a bonus or similar payment in respect of services rendered to the Company.  Units issued under the RSU are currently subject to vesting conditions as follows; 20% vest one year subsequent to the grant date, 30% vest two years subsequent to the grant date, and 50% vest three years subsequent to the grant date.  Each vested restricted share unit gives the employee the right to receive one share of the Company’s common stock.  No additional RSUs were granted during the quarter ended July 31, 2005.  As at July 31, 2005, 1,332,250 units were outstanding under the RSU plan.

The common shares for which restricted share units may be exchanged may be purchased on the open market by a trustee appointed and funded by the Company.  As no common shares will be issued by the Company pursuant to the plan, the plan is non-dilutive to existing shareholders.  As at April 30, 2005, the Trust had purchased 816,598 common shares on the open market.  During the quarter ended July 31, 2005, the Trust purchased an additional 573,514 common shares on the open market for $4,796.  Compensation expense related to the Company’s restricted share unit plan was $1,759 for the quarter ended July 31, 2005.  As of May 5, 2005, all of the remaining common shares required for issuance under the RSU plan were funded through open market purchases of the Company’s shares and are held in trust for the benefit of the RSU plan participants.

9.              Commitments and contingencies

Customer indemnifications

The Company has entered into license agreements with customers that include limited intellectual property indemnification clauses.  The Company generally agrees to indemnify its customers against legal claims that its software products infringe certain third-party intellectual property rights.  In the event of such a claim, the Company is generally obligated to defend its customer against the claim and either to settle the claim at the Company’s expense or pay damages that the customer is legally required to pay to the third-party claimant.  The Company has not made any significant indemnification payments and has not accrued any amounts in relation to these indemnification clauses.

Litigation

During the quarter ended July 31, 2005, the Company recovered $4,000 of litigation expenses that had been incurred in connection with JBA matters in prior years from a previous Errors & Omissions insurance provider.  The amount was recorded in general and administrative expense in the consolidated statement of earnings for the quarter.

Activity related to the Company’s legal accruals was as follows for the quarter ended July 31, 2005:

April 30, 2005 provision balance	$96
First quarter 2006 foreign exchange impact	(8)
July 31, 2005 provision balance	$88

Extensity, a company acquired by Geac in March 2003, is subject to a class action suit, which alleges that Extensity, certain of its former officers and directors, and the underwriters of its initial public offering in January 2000 violated U.S. securities laws by not adequately disclosing the compensation paid to such underwriters.  The class action suit has been consolidated with a number of similar class action suits brought against other issuers and underwriters involved in initial public offerings.  The plaintiffs seek an unspecified amount of damages.  The plaintiffs and issuer parties have entered into a settlement agreement to settle all claims, which will be funded by the issuers’ insurers.  On February 15, 2005, the Court issued an opinion granting preliminary approval of the settlement.

In addition, from time to time, Geac is subject to other legal proceedings, assessments and claims in the ordinary course of business.  At this time, in the opinion of management, none of these matters is reasonably expected to result in a material adverse effect on Geac’s financial position.

10.       Segmented information

The Company reports segmented information according to CICA 1701, “Segment Disclosures.”  This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues.  Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets.

	Three months ended July 31, 2005
	EAS	ISA	Total
Revenue:
Software	$11,117	$1,892	$13,009
Support and services	67,547	19,384	86,931
Hardware	3,341	441	3,782
Total revenue	$82,005	$21,717	$103,722

Segment contribution	$15,617	$1,103	$16,720

	Three months ended July 31, 2004
	EAS	ISA	Total
Revenue:
Software	$13,308	$2,187	$15,495
Support and services	69,696	19,774	89,470
Hardware	1,436	467	1,903
Total revenue	$84,440	$22,428	$106,868

Segment contribution	$22,923	$3,201	$26,124

For the quarter ended July 31, 2004, approximately $1,987 of general and administrative expenses have been reclassified from corporate expenses to segment expenses to provide a more accurate portrayal of segment contribution.

Reconciliation of segment contribution to earnings from operations before income taxes:

	Three months ended July 31,
	2005	2004
Segment contribution	$16,720	$26,124
Corporate expenses	1,543	(3,959)
Amortization of intangible assets	(2,294)	(2,246)
Interest income, net	1,173	113
Other income (expense), net	605	(502)
Net restructuring and other unusual items	33	653
Earnings from operations before income taxes	$17,780	$20,183

Geographical information:

	Three months ended July 31,
	2005	2004
Revenues by geographic location:
Americas	$53,336	$54,894
Europe	42,694	43,629
Asia	7,692	8,345
Total revenues	$103,722	$106,868

11.  United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP; however the Company’s accounting policies, as reflected in these consolidated financial statements, do not materially differ from U.S. GAAP except as follows:

	Three months ended July 31,
	2005	2004

Net earnings under Canadian GAAP	$11,290	$13,512
Adjustments:
Stock-based compensation (a)	—	(12)
Write-off of intellectual property capitalized in connection with the Comshare acquisition (b)	75	75
Income taxes (c)	(30)	(30)
Other	15	—
Net earnings under U.S. GAAP	11,350	13,545
Other comprehensive income (loss):
Foreign currency translation adjustment	(3,343)	477
Comprehensive income under U.S. GAAP	$8,007	$14,022

Net earnings per share under U.S. GAAP:
Basic net earnings per common share	$0.13	$0.16
Diluted net earnings per common share	$0.13	$0.15

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,110	85,189
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	89,132	87,554

a)                 Stock-based compensation

Accounting for stock options

In fiscal 2004, the Company prospectively adopted the new Canadian GAAP recommendations, which require that a fair value method of accounting be applied to all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  The Canadian GAAP recommendations are substantially harmonized with the existing U.S. GAAP rules, which have also been adopted by the Company prospectively for all awards granted on or after May 1, 2003. Therefore, there is no GAAP difference for stock-based compensation and awards granted in fiscal 2004 and thereafter.

In fiscal 2003 and prior periods, the Company did not expense any compensation cost under Canadian GAAP.  For U.S. GAAP, the Company elected to measure compensation cost based on the difference, if any, on the date of the grant, between the market value of the shares and the exercise price (referred to as the “intrinsic value method”) over the vesting period.

Pro forma disclosures

For awards granted prior to May 1, 2003, U.S. GAAP requires the disclosure of pro forma net earnings and earnings per share information for all outstanding awards as if the Company had accounted for employee stock options under the fair value method.

The following table presents net earnings and earnings per share information following U.S. GAAP for purposes of pro forma disclosures:

	Three months ended July 31,
	2005	2004

Net earnings under U.S. GAAP – as reported above	$11,350	$13,545
Pro forma stock-based compensation expense, net of tax	(242)	(352)
Net earnings – pro forma	$11,108	$13,193

Basic net earnings per share under U.S. GAAP – as reported above	$0.13	$0.16
Pro forma stock-based compensation expense per share	—	(0.01)
Basic net earnings per share – pro forma	$0.13	$0.15

Diluted net earnings per share under U.S. GAAP – as reported above	$0.13	$0.15
Pro forma stock-based compensation expense per share	—	(0.01)
Diluted net earnings per share – pro forma	$0.13	$0.14

The fair values of awards granted were estimated using the Black-Scholes option-pricing model.  The Black-Scholes model was developed to estimate the fair value of traded options and awards, which have no vesting restrictions, and are fully transferable.  The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility and expected time until exercise.  Because the Company’s employee stock options and stock awards have characteristics significantly different from those of traded options and awards, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, existing models, including the Black-Scholes model, do not necessarily provide a reliable single measure of the fair value of its employee stock options and stock awards.

b)      Intangible assets

In-process research and development

In connection with the acquisition of Comshare, in-process research and development was acquired and capitalized under Canadian GAAP.  Under U.S. GAAP, such in-process research and development is charged to expense at the acquisition date.  As a result, under U.S. GAAP, the carrying value of the Company’s intangible assets on the consolidated balance sheet would be $20,348 (April 30, 2005 - $22,833) and the value of the Company’s long-term future income tax assets would be $30,430 (April 30, 2004 - $34,961).

Goodwill

Although the new Canadian GAAP section for Income Taxes is substantially harmonized with U.S. GAAP, it was applied retroactively and goodwill was not adjusted, resulting in differing carrying values of goodwill under Canadian and U.S. GAAP.  Under U.S. GAAP, the carrying value of goodwill on the consolidated balance sheet would be $91,760 (April 30, 2005 - $92,835).

c)                  Income taxes

Included in “Income taxes” is the tax effect of the adjustment related to in-process research and development.

12.  Recent accounting pronouncements

Canadian GAAP

Financial Instruments, Comprehensive Income, Hedges

On January 27, 2005, the Accounting Standards Board issued Canadian Institute of Chartered Accountants (“CICA”) handbook section 1530 Comprehensive Income (“Section 1530”), handbook Section 3855 Financial Instruments – Recognition and Measurement (“Section 3855”) and handbook section 3865 Hedges (“Section 3865”).  Section 3855 expands on CICA handbook section 3860 Financial Instruments- Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how instrument gains and losses are to be presented.  Section 3865, Hedges, is optional.  It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied.  Section 1530 introduced a new requirement to temporarily present certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income.  These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning May 1, 2007.  The Company is currently evaluating the impact of these standards on its consolidated financial position, results of operations and cash flows.

U.S. GAAP

Share-Based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS 123”) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged.  In April 2005, the Securities and Exchange Commission (the “SEC”) postponed the effective date of SFAS 123R until the issuer’s first fiscal year beginning after June 15, 2005. Under the current rules, the Company will be required to adopt SFAS 123R in the first quarter of fiscal 2007, beginning May 1, 2006.  The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition.

The Company adopted the fair value method of accounting for all stock-based compensation awards to both employees and non-employees granted on or after May 1, 2003.  All stock-based compensation related to awards granted prior to April 30, 2003 is included in the pro forma disclosures above.  Under SFAS 123R, the Company must utilize one of the transition methods required by the standard to record the fair value of stock-based compensation related to these awards.  The transition methods include prospective and retroactive adoption options.  Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented.  The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies.  The Company is evaluating the requirements of SFAS 123R and SAB 107 and expects that the adoption of SFAS 123R on May 1, 2006 will not have a material impact on its consolidated results of operations and earnings per share.  The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets—An Amendment of Accounting Principles Board Opinion No. 29, Accounting for Non-monetary Transactions” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Non-monetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the second quarter of fiscal 2006, beginning on August 1, 2005.  The Company does not believe adoption of Statement 153 will have a material effect on its consolidated financial position, results of operations or cash flows.

13.  Subsequent events

On August 11, 2005 the Company and certain of its subsidiaries entered into a Credit Agreement (the “Credit Agreement”) with a banking syndicate led by Bank of America, N.A., pursuant to which the Company and certain of its subsidiaries obtained a five-year, $150 million revolving credit facility (the “Facility”).  The interest rate payable under the Facility is based on ranges between prime plus 25 and 75 basis points, and the LIBOR based rate ranges between LIBOR plus 125 and 175 basis points.  The fee paid on the unused portion of the new credit facility will range between 30 and 45 basis points.

The new Facility replaces the Company’s existing $50 million, fully-secured credit facility with Wells Fargo Foothill due to expire on September 9, 2006.   The new Facility is secured only by the stock of certain of the Company’s material subsidiaries and is available for working capital needs, acquisitions, and other general corporate purposes of the Company.

On August 18, 2005, the Company announced acceptance by the Toronto Stock Exchange (the “TSX”) of its Notice of Intention to make a Normal Course Issuer Bid (the “NCIB”).  The 12-month NCIB bid period, during which the Company may repurchase certain of its common shares on the TSX, commenced on August 20, 2005 and will expire on August 21, 2006.   The Company is under no obligation to purchase any of its shares in connection with the NCIB.   However, if the Company deems it advisable and subject to certain restrictions and compliance with the rules and policies of the TSX, it may purchase (and subsequently cancel) up to an aggregate maximum of 8,467,838 of its outstanding common shares pursuant to the NCIB.

14.  Comparative figures

Certain prior year’s comparative figures in the accompanying interim financial statements have been reclassified to conform to the current year’s presentation.